FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    June 2007

Commission File Number   000-30224

CRYPTOLOGIC LIMITED

Alexandra House
The Sweepstakes
Ballsbridge
Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2007	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC LIMITED RECEIVES LISTING APPROVAL

FOR LONDON STOCK EXCHANGE

Listing approved on all exchanges; all Canadian shareholders retain one-to-one voting rights

June 14, 2007 (Dublin, IRELAND, and Toronto, CANADA) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, announced today that it has been approved for its new listing on the London Stock Exchange (LSE). The recently reorganized company trades on the LSE, NASDAQ and Toronto Stock Exchange.

The listing approval relates to CryptoLogic’s reorganization into a company incorporated under the laws of Guernsey with a corporate headquarters in Dublin. CryptoLogic shareholders approved the proposed arrangement at a special meeting held in Toronto on May 24th. It has been confirmed that all shareholders of CryptoLogic Limited and CryptoLogic Exchange Corporation will retain one-for-one voting rights, regardless of where they reside.

More than 90 per cent of CryptoLogic’s licensee revenue is generated from the U.K. and continental Europe, widely known as the industry’s most attractive markets. CryptoLogic has long advocated the regulation of Internet gaming for the protection of players and the credibility of the industry, and remains one of the few providers whose software has passed the industry’s most stringent regulatory tests.

CryptoLogic’s new European base brings the company closer to its core customer base and their principal markets, and supports the company’s global growth strategy, including expansion into Asia.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com.

TEL (416) 545-1455  FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the NASDAQ Global Select Market (symbol: CRYP), and the Main Market of the London Stock Exchange (symbol: CRP). Shares of the CryptoLogic Exchange Corporation) trade on the Toronto Stock Exchange (symbol: CXY).

For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Communications, (416) 968-7311 (North American & gaming industry media)
Ken Wightman, Communications
Dan Tisch, ext. 223/dtisch@argylecommunications.com
Karen Passmore, ext. 229/kpassmore@argylecommunications.com
Corfin Communications (UK media)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.